Paul M. Barbas

President & Chief Executive Officer

(937) 259-7201

October 8, 2009

VIA EDGAR

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	DPL Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008;
Definitive Proxy Statement on Schedule 14A; Form 8-K,
Filed February 27, 2009, March 18, 2009 and April 24, 2009,
respectively.
File No. 001-09052

Dear Mr. Owings:

Reference is made to your letter dated September 24, 2009, regarding comments by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) with respect to the above-captioned filings of DPL Inc. (“DPL”).  For ease of reference, the numbered paragraphs below correspond to the numbered paragraphs in that letter.  The Staff’s comments appear in italics and the responses of DPL follow immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibit 31(b) Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

1.               Please revise your certifications to appear exactly as set forth in Item 601(b)(31) of Regulation S-K.  Specifically, we note that the word “caused” has been replaced with present tense “cause” in subsection 4(b) of your chief financial officer’s certification.

DPL Inc. • 1065 Woodman Drive • Dayton, OH 45432

DPL Response to Comment 1:

DPL will ensure that the certifications made in DPL’s future filings pursuant to Item 601(b)(31) of Regulation S-K appear exactly as set forth in such Item, including using the word “caused” in subsection 4(b) of its chief financial officer’s certification.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis (CD&A), page 20

Executive Officer Compensation Process, page 21

Stock Ownership Guidelines, page 24

2.              We note your table on page 24 which provides the stock ownership guidelines your officers are required to maintain.  Please revise your related discussion to address whether each of your named executive officers is currently in compliance with these guidelines, and the repercussions to your officers for not complying with these guidelines.  In this regard, we note that it appears several of your officers are not in compliance with their applicable stock ownership requirement.  For example, your Chief Executive Officer is required to maintain stock ownership valued at four times his base salary.  Page five of your filing states that your Chief Executive Officer was the beneficial owner of 57,227 shares of your common stock as of March 5, 2009.  Your common stock closed at a price of $20.26 on that date.  Therefore, as of that date, Mr. Barbas was the beneficial owner of $1,159,419.02 of your common stock which is significantly less than four times his 2008 base salary of $585,000 as disclosed on page 26.

DPL Response to Comment 2:

DPL will state in future filings, as applicable, whether DPL’s named executive officers are in compliance with DPL’s stock ownership guidelines and the repercussions to the officers for not complying with these guidelines.  While the substance of such disclosure in any filing will depend on the compliance and repercussions existing at the time of the filing, an example of such disclosure in the context of the compliance and repercussions existing as of the March 18, 2009 filing date of DPL’s Definitive Proxy Statement on Schedule 14A (“2009 Proxy Statement”) follows.  As of the March 5, 2009 record date that was used to measure the security ownership of DPL’s management referenced on page 5 of DPL’s 2009 Proxy Statement, no named executive officer of DPL met his or her stock ownership guidelines.  DPL’s Board of Directors adopted the executive stock ownership guidelines in July 2007 and, given the short tenure of many of DPL’s executives, anticipated a period of several years before executives would meet these guidelines.  As such, the terms of the stock ownership guidelines do not include any repercussions for failing to comply with the guidelines.

Executive Incentive Compensation Plan, page 26

General Policy on Performance Measures, page 26

3.              We note your statement on page 26 under the subheading “General Policy on Performance Measures” that your Executive Incentive Compensation Plan, while ambitious, is “designed not to encourage excessive risks.”  Please expand your disclosure to discuss the aspects of the plan’s design that address avoidance of encouraging excessive risks.

DPL Response to Comment 3:

The “General Policy on Performance Measures” section included on page 26 of DPL’s 2009 Proxy Statement discusses the Compensation Committee’s setting of annual performance targets for its named executive officers under DPL’s Executive Incentive Compensation Plan (the “EICP”).  In response to the Staff’s comment, we note that it is not the design of the EICP itself that avoids the encouragement of excessive risks.  Rather, the disclosure in our 2009 Proxy Statement with respect to excessive risk relates to the maximum performance measures established by the Compensation Committee for year 2008 EICP goals.  As indicated in the second to last sentence under the “Overview” subheading on page 26 of our 2009 Proxy Statement, performance goals are established in conjunction with our business plan and market conditions.  While the attainment of a specific, maximum performance measure is generally capped under the EICP at 200% of an executive officer’s annual incentive opportunity, the Compensation Committee avoids excessive risk by blending, within the context of the 200% cap, corporate financial measures like diluted earnings per share and cash from continuing operations with applicable business unit and individual goals and weighting these goals to encourage and emphasize strong overall company performance, as described in detail on pages 27 and 28 of our 2009 Proxy Statement.  To improve the clarity of our disclosure in future filings, as applicable, to the extent that we disclose that EICP performance levels are designed not to encourage excessive risks, we will include information about the Compensation Committee’s performance goal selection, blending and weighting processes, as well as any other applicable risk assessment, in closer proximity to, and within the context of, such disclosure.  We also are aware of the SEC’s recently proposed disclosure rules that, in part, would require companies to discuss their policies and practices of compensating employees as they relate to risk management practices and risk-taking incentives.

Long-Term Compensation Plans, page 31

4.              We note your discussion in the second full paragraph on page 31 indicating that your Compensation Committee uses your Equity and Performance Incentive Plan to “align executives’ interests with the interests of [your] shareholders, [and] to promote teamwork among the participants toward accomplishment of long-term Company goals….”  In this regard, we note that your Compensation Committee is permitted to provide cash incentive awards under the EPIP.  Please revise your disclosure to discuss how you believe awarding cash incentives aligns your executives’ interests with those of your shareholders and promotes long-term Company goals.  Refer to Item 402(b)(1) of Regulation S-K.

DPL Response to Comment 4:

The Equity and Performance Incentive Plan (the “EPIP”), as approved by DPL shareholders in 2006, is a broad-based equity and incentive compensation plan that provides the Compensation Committee with alternatives to create appropriate, incentive-based compensation for the executive officers of DPL.  As set forth in the plan document, the purpose of the EPIP is to “attract and retain directors, consultants, officers and other employees of DPL Inc. and its Subsidiaries, to provide to such persons incentives and rewards for superior performance and to align their interests with those of shareholders.”  Under the EPIP, the following forms of compensation can be awarded: options; stock appreciation rights; restricted stock; restricted stock units; performance shares; performance units; common shares; convertible or exchangeable debt securities; other rights convertible into common shares, purchase rights for common shares; awards with the value and payment contingent upon the performance of DPL or its subsidiaries; and cash.  As noted in the third to last sentence under the subheading “Equity and Performance Incentive Plan” on page 31 of our 2009 Proxy Statement, only performance shares and restricted stock have been awarded to DPL executive officers under the EPIP since its adoption in 2006.  For 2008, and at no other time to date, has the Compensation Committee used cash as an element of any award under the EPIP.  Given this information, we believe that a discussion of cash awards under the EPIP is not material to an understanding of the compensation awarded to, earned by, or paid to named executive officers for 2008, and would not be appropriate to include in this context.  To avoid any confusion, where cash awards are not awarded and are not material to an understanding of the compensation awarded to, earned by, or paid to named executive officers, we will clarify in future filings, as applicable, that while the EPIP permits cash awards, the Compensation Committee did not grant cash awards.  And, to the extent that cash awards under the EPIP in the future are awarded or are material to an understanding of compensation awarded to, earned by, or paid to named executive officers for any given year, we will include in future filings, as applicable, appropriate disclosure about the cash awards consistent with the requirements of Item 402 of Regulation S-K, including, in compliance with the Staff’s comment, how such awards align our executives’ interests with the goals and other interests to which they relate.

Form 8-K filed April 24, 2009

Exhibit 10.1 Revolving Credit Agreement, dated as of November 21, 2006, by and between KeyBank N.A., Fifth Third Bank and The Dayton Power and Light Company.

5.              We note that you have not included the exhibits to the credit agreement filed as Exhibit 10.1 to your Form 8-K.  Please review all of your material agreements and file any exhibits, schedules and/or appendices to these agreements.  In this regard, we also note that it appears you did not include the exhibits to the credit agreement identified as Exhibit 10.1(kk) to your Form 10-K for the fiscal year ended December 31, 2008.  Refer to Rule 601(b)(10) of Regulation S-K.  Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

DPL Response to Comment 5:

In response to the Staff’s comment, DPL on October 8, 2009 filed an amendment to its Current Report on Form 8-K originally filed April 24, 2009, to include a complete copy of the Exhibit 10.1 credit agreement, including the credit agreement’s exhibits and schedules.  In addition, DPL will review its other material agreements, including the credit agreement identified as Exhibit 10(kk) to DPL’s Annual Report on Form 10-K for the fiscal year ended 2008, and will file with DPL’s next Annual Report on Form 10-K complete copies of these material agreements, including any exhibits, schedules and/or appendices to such material agreements, in accordance with Regulation S-K Item 601(b)(10).

In connection with DPL’s response to the Staff’s comments, DPL acknowledges that (i) DPL is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) DPL may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s efforts to assist DPL in complying with its disclosure requirements and enhancing our overall disclosure.  Please contact Timothy G. Rice, DPL’s Vice President, Assistant General Counsel and Corporate Secretary, at (937) 259 — 7103 if you have any questions or requests for additional information in connection with our responses.

Respectfully submitted,

/s/ Paul M. Barbas

Paul M. Barbas
President and Chief Executive Officer